FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  7 August 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Shareholding sent to the London Stock Exchange on 7 August 2003 mmo2 plc

mmO2 plc (the Company) announces that it has today been advised that, on 31 July 2003, the following awards over ordinary shares in the Company (Shares) were granted to executive Directors of the Company.

Hill Samuel Offshore Trust Company Limited, as trustee of the mmO2 Share Ownership Trust, granted share awards under the mmO2 Performance Share Plan to the following executive Directors for no monetary consideration calculated by reference to a share award price of 53p per share:

Executive Director                        Number of Shares
Peter Erskine                                1,403,773
David Finch                                    905,660
Rudolf Groeger                                 859,245
David McGlade                                  815,094
Kent Thexton                                   747,169

These shares will vest on 31 July 2006 provided that the Company meets the performance linked conditions set by the Remuneration Committee of the Company in respect of these awards.

The technical interest of the above directors in the Trust is as follows:

Restricted Share Plan - ordinary shares of 0.1p each (Messrs Erskine/Finch/ Groeger): 6,978,604

Restricted Share Plan - American Depository Shares (McGlade): 81,573

Performance Share Plan - ordinary shares of 0.1p each (Messrs Erskine/Finch/

Groeger/McGlade/Thexton): 26,142,313

In addition, the Company announces that the following awards held by Peter Erskine under the BT Legacy Share Awards have lapsed:

Executive Share Plan                              154,057 shares
Incentive Share Plan                              312,750 shares


Name of contact and telephone number for queries: Deborah Russell - 01753 628096

Name and signature of authorised company official responsible for making this notification

Deborah Russell

Date of Notification: 7 August 2003





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 7 August 2003                        By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary